EXHIBIT 12

                           GREYHOUND FINANCIAL CORPORATION

               Computation of Ratio of Income to Combined Fixed Charges

                            and Preferred Stock Dividends

                                (Dollars in Thousands)

                                        Year Ended December 31,
                           ------------------------------------------------
                              1993      1992      1991      1990      1989
                           ------------------------------------------------
 Net income (loss) before
  income taxes             $ 64,123  $ 50,593  $(37,014) $ 40,216  $ 37,249

 Add leveraged lease          1,505     1,059     1,758       389     1,100
 adjustment
 Add fixed charges:
  Interest expense          126,152   136,107   157,560   171,652   167,250

  One-third of rent expense   1,387     1,498     1,148       581       700
                           --------  --------  --------  --------  --------
     Total fixed charges    127,539   137,605   158,708   172,233   167,950
                           --------  --------  --------  --------  --------

 Net income as adjusted    $193,167  $189,257  $123,452  $212,838  $206,299
                           --------  --------  --------  --------  --------

 Ratio of income to fixed
  charges                      1.51      1.38      ---       1.24      1.23
                           ========  ========  ========  ========  ========

 Preferred stock dividends
  on a pre-tax basis          3,682     2,826

     Total combined fixed
      charges and
      preferred
      stock dividends      $131,221  $140,431  $158,708  $172,233  $167,950
                           --------  --------  --------  --------  --------

 Ratio of income to
  combined
  fixed charges and
  preferred stock
  dividends                    1.47      1.35      ---       1.24      1.23
                           ========  ========  ========  ========  ========